*KA 3/11

SECUF [barcode] SION

15047958

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 02 2015
Washington DC
194

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SEC FILE NUMBER
8-23522

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Apex Clearing Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 N. Saint Paul Street, Suite 1300
(No. and Street)

Dallas	TX	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Abigail Perkins - 214-765-1019
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

155 North Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KA 3/11

OATH OR AFFIRMATION

I, Abigail H. Perkins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Apex Clearing Corporation, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Daniel Rosenthal

Peter Lawler

____
Signature

2/27/15
____
Title

Sharon R. Ray
____
Notary Public

SHARON R RAY
My Commission Expires
July 17, 2017

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- [redacted] (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Apex Clearing Corporation

Statement of Financial Condition

December 31, 2014

With Report of Independent Registered Public Accounting Firm

Apex Clearing Corporation is a member of FINRA, Securities Investor Protection Corporation (SIPC), NYSE MKT LLC, NYSE Arca, Inc., BATS Y Exchange, Inc., BATS Z Exchange, Inc. BOX Options Exchange LLC, C2 Options Exchange, Incorporated, Chicago Board Options Exchange, EDGA Exchange, Inc., EDGX Exchange, Inc., International Securities Exchange, NASDAQ OMX BX Inc., NASDAQ OMX PHLX, Inc., NASDAQ Stock Market, National Stock Exchange, The Options Clearing Corporation., National Securities Clearing Corporation, The Depository Trust Company, the Fixed Income Clearing Corporation, the Mortgage Backed Securities Clearing Corporation, the Government Securities Clearing Corporation, and Euroclear.

Index

Report of Independent Registered Public Accounting Firm 3

Statement of Financial Condition 4
Notes to Statement of Financial Condition.. 5

Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787
Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

The Board of Directors
Apex Clearing Corporation

We have audited the accompanying statement of financial condition of Apex Clearing Corporation (the Company) as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Apex Clearing Corporation at December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 27, 2015

Apex Clearing Corporation
Statement of Financial Condition
December 31, 2014

Assets		
Cash and cash equivalents	$	42,961,204
Cash - segregated under federal regulations		2,176,655,099
Receivable from customers and non-customers, net of allowance of $822,561		430,622,275
Deposits with clearing organizations		60,489,989
Receivable from broker-dealers and clearing organizations		6,968,003
Securities borrowed		102,414,773
Other assets		5,307,410
Fixed assets, less accumulated depreciation of $1,201,082		1,477,381
Total Assets	**$**	**2,826,896,134**
Liabilities and Stockholder's Equity		
Payable to customers and non-customers	$	2,533,819,147
Payable to broker-dealers and clearing organizations		8,938,783
Securities loaned		101,174,206
Payable to correspondents		12,404,387
Payable to affiliates		7,279,236
Dividends Payable		6,694,383
Accrued expenses and other liabilities		18,782,749
Total Liabilities		**2,689,092,891**
Subordinated borrowings (Note 8)		38,000,000
Stockholder's equity		99,803,243
Total liabilities and stockholder's equity	**$**	**2,826,896,134**

See accompanying notes.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Apex Clearing Corporation (the "Company") is a clearing broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), as well as being a participant in the Securities Investor Protection Corporation ("SIPC"). The Company is organized as a Corporation. All of the common stock and voting equity interests of the Company are owned by Apex Clearing Holdings (the "Parent"). The Parent is majority owned by Apex Clearing Solutions LLC ("ACS") which is a wholly owned subsidiary of PEAK6 Investments L.P. ("PEAK6"). The Company provides clearing, execution, prime brokerage, margin lending and other back office services to customers of introducing brokers, as well as direct customers and joint back office counterparts.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates - The statement of financial condition has been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). In the preparation of the statement of financial condition in conformity with U.S. GAAP, management is required to make estimates and assumptions that affect the amounts reported in the statement of financial condition. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from these estimates.

Cash and Cash Equivalents – The Company considers cash equivalents to be cash in depository accounts with other financial institutions and highly liquid investments with original maturities at the time of purchase of less than 90 days, except for amounts required to be segregated under federal regulations.

Cash - Segregated Under Federal Regulations – The Company has cash and has invested in qualified securities under Rule 15c3-3 of the Securities Exchange Act of 1934 ("Customer Protection Rule").

Deposits with Clearing Organizations – Deposits with clearing organizations represent cash deposited with central clearing agencies for the purposes of supporting clearing and settlement activities. Customer collateral pledged is not reflected on the Statement of Financial Condition.

Securities Borrowed and Securities Loaned and Reverse Repurchase Agreements – Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender and in securities loaned transactions, the Company receives collateral, in the form of cash, an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as required. Transactions involving securities purchased under agreements to resell ("reverse repurchase agreements" or "reverse repos") are accounted for as collateralized agreements. The Company enters into reverse repurchase agreements as part of its financing strategy. It is the policy of the Company to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or may be required to return collateral to counterparties when appropriate. Interest on such contract amounts is accrued and is included in the Statement of Financial Condition in Receivable from broker-dealers and clearing organizations.

Fixed Assets – Fixed assets are carried at cost net of accumulated depreciation and amortization and consist primarily of leasehold improvements of $681,260, and computer equipment of $662,268. Fixed asset balances are reviewed annually for impairment. There is no such impairment loss recorded at December 31, 2014.

Contingencies – The Company recognizes liabilities that it considers probable and can be reasonably estimable as contingencies and accrues the related costs it believes are sufficient to meet the exposure. In the normal course of business, the Company is subject to events such as correspondent and customer lawsuits, arbitrations, claims and other legal proceedings. Management cannot predict with certainty the outcome of pending legal

proceedings. A substantial adverse judgment or other resolution regarding the proceedings could have a material adverse effect on the Company's financial condition.

Payable to correspondents –The Company collects commissions and other fees from end customers each month. As stipulated by individual agreements with correspondent introducing brokers ("Correspondents"), the Company calculates and distributes amounts due to Correspondents.

Receivable from and payable to broker-dealers and clearing organizations – Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2014 consist of the following:

	Receivable	Payable
Securities failed to deliver/receive	$ 5,481,733	$ 8,929,444
Other fees and commissions receivable/payable	1,486,270	9,339
Total	$ 6,968,003	$ 8,938,783

Securities failed to deliver or receive represent the contract value of the amount failed to be received or delivered as of the date of the Statement of Financial Condition.

Receivable from and payable to customers and non-customers – The Company's receivables from customers and non-customers are generally margin loans, made on a fully collateralized basis. If the value of that collateral declines, if the collateral decreases in liquidity, or if margin calls are not met, the Company may consider a variety of credit enhancements, including, but not limited to, seeking additional collateral or guarantees. In valuing receivables that become less than fully collateralized, the Company compares the estimated fair value of the collateral, deposits and any additional credit enhancements to the balance of the loan outstanding and evaluates the collectability based on various qualitative factors, including, but not limited to, the creditworthiness of the counterparty, the potential impact of any outstanding litigation or arbitration, and the nature of the collateral and available realization methods. To the extent that the collateral, the guarantees and any other rights the Company has against the customer or the related introducing broker are not sufficient to cover any potential losses, then the Company records the loss. The Company's allowance for doubtful accounts is based on review of historical actual experience and estimated losses inherent in the accounts. In the ordinary course of business, the Company may carry an allowance for more or less than fully unsecured or partially secured balances based on the Company's judgment that the amounts are collectible.

For SEC Rule 15c3-1 net capital ("Net Capital") purposes, any balance in a partially secured or unsecured account, net of the allowance for doubtful accounts, is considered a non-allowable asset. Non-allowable assets are subtracted from ownership equity to arrive at Net Capital. Amounts receivable from and amounts payable to customers and non-customers include amounts due on cash and margin transactions. The Company will rely on individual customer agreements to net receivables and payables. It is the Company's policy to settle these transactions on a net basis with its customers.

Accounts receivable from and payable to customers and non-customers includes amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Receivables and payables are reflected on the statement of financial condition on a settlement-date basis.

Income tax – The Company files a consolidated U.S. income tax return with the Parent on a calendar year basis, combined returns for state tax purposes where required and separate state income tax returns where required. The Company determines and records income taxes as if it were a separate taxpayer. Deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be settled or realized. Uncertain tax positions are recognized if they are more likely than not to be sustained upon examination, based on the technical merits of the position. The

amount of tax benefit recognized is the largest amount of benefit that is greater than 50% likely of being realized upon settlement. When applicable, a valuation allowance is established to reduce any deferred tax asset when it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized.

Operating leases – Expense from operating leases is calculated and recognized evenly over the applicable lease periods, taking into account rent holidays. Minimum lease payments are 2015 - $763,136, 2016 - $312,367, 2017 - $775,360, and 2018 and thereafter is zero. If applicable, leasehold improvements are amortized evenly over the lesser of the estimated useful lives or expected lease terms.

Collateral – The Company receives collateral in connection with margin lending, securities borrowed and reverse repurchase agreements. Under various agreements, the Company is permitted to pledge the securities held as collateral, use the securities to enter into securities-lending arrangements, or deliver the securities to counterparties to cover short positions. At December 31, 2014, the Company had access to $575,042,807 of collateral from the margin lending book, and an additional $100,523,800 from securities borrowed. At December 31, 2014, the Company had utilized $96,159,263 of collateral to support securities lending contracts.

NOTE 3 – CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

At December 31, 2014, cash segregated in special reserve accounts under the Customer Protection Rule totaled $2,176,655,099, which is comprised of $2,131,540,297 in cash and a Certificate of Deposit valued at $45,114,802. Of this amount, $2,150,595,883 was for the exclusive benefit of customers and $26,059,216 was for the exclusive benefit of proprietary accounts of brokers ("PAB").

NOTE 4 – FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is defined as the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation approaches, including market, income and/or cost approaches. The fair value model establishes a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy increases the consistency and comparability of fair value measurements and related disclosures by maximizing the use of observable inputs and minimizing the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the assets or liabilities based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy prioritizes the inputs into three broad levels based on the reliability of the inputs as follows:

Level 1 – Inputs are quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. Valuation of these instruments does not require a high degree of judgment, as the valuations are based on quoted prices in active markets that are readily and regularly available.

Level 2 – Inputs other than quoted prices in active markets that are either directly or indirectly observable as of the measurement date, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. These financial instruments are valued by quoted prices that are less frequent than those in active markets or by models that use various assumptions that are derived from or supported by data that is generally observable in the marketplace. Valuations in this category are inherently less reliable than quoted market prices due to the degree of subjectivity involved in determining appropriate methodologies and the applicable underlying assumptions.

Level 3 – Valuations based on inputs that are unobservable and not corroborated by market data. These financial instruments have significant inputs that cannot be validated by readily determinable data and generally involve considerable judgment by management.

The following is a description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis:

Government, municipal and agency securities
Government securities, such as Treasuries, are valued using third party pricing services. U.S. government securities are categorized in Level 1 of the fair value hierarchy.

Equity securities

Equity securities represent exchange-traded securities and are valued based on quoted prices in active markets. These securities are categorized in Level 1 of the fair value hierarchy.

Certain assets and liabilities are recorded in the Statement of Financial Condition at fair value, on a recurring basis, measured as follows as of December 31, 2014:

	Level 1	Total
ASSETS		
Cash and cash equivalents and cash segregated under federal regulations		
Cash	$ 42,961,204	$ 42,961,204
Segregated cash	2,176,655,099	2,176,655,099
Deposits with clearing organizations		
Cash	60,489,989	60,489,989
TOTAL	**$2,280,106,292**	**$2,280,106,292**

There were no Level 2 and Level 3 investments at December 31, 2014. The Company had no transfers in and out of Level 3 investments in 2014.

NOTE 5 – SHARE CAPITAL

The authorized share capital of the Company is 200,000 voting shares. Par value is $ 0.10 per share. During the year ended December 31, 2014, one share of preferred stock was retired, at par value of $1.00 per share for which consideration of $25,000 was paid. No shares were issued during the period January 1, 2014 through December 31, 2014.

NOTE 6 – OFFSETTING ASSETS AND LIABILITIES

Substantially all of the Company's securities borrowing and securities lending activity are transacted under master agreements that may allow for net settlement in ordinary course of business, as well as offsetting of all contracts with a given counterparty in the event of default by one of the parties. However, for statement of financial condition purposes, the Company does not net balances related to these financial instruments.

The following table presents information about the potential effect of rights of setoff associated with the Company's recognized assets and liabilities as of December 31, 2014:

	Gross Amounts of Recognized Assets and Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition: Financial Instruments [1]	Gross Amounts Not Offset in the Statement of Financial Condition: Collateral Received or Pledged (Including Cash) [2]	Net Amount [3]
Assets:						
Securities borrowed:						
Deposits paid for securities borrowed	$ 102,414,773	$ -	$ 102,414,773	$ (15,490,070)	$ (86,567,093)	$ 357,610
Liabilities:						
Securities loaned:						
Deposits received for securities loaned	$ 101,174,206	$ -	$ 101,174,206	$ (15,490,070)	$ (82,424,507)	$ 3,259,629

(1) Amounts represent recognized assets and liabilities that are subject to enforceable master agreements with rights of setoff.

(2) Represents the fair value of collateral the Company had received or pledged under enforceable master agreements, limited for table presentation purposes to the net amount of the recognized assets due from or liabilities due to each counterparty. At December 31, 2014, the Company had received total collateral with a fair value of $101,435,355 and pledged total collateral with a fair value of $97,227,148.

(3) Represents the amount for which, in the case of net recognized assets, the Company had not received collateral, and in the case of net recognized liabilities, the Company had not pledged collateral.

NOTE 7 – SHORT-TERM, SECURED LINES OF CREDIT AND LOANS

As of December 31, 2014, the Company's short-term bank facilities consisted of two uncommitted, secured lines of credit with two financial institutions. One of the lines of credit permits the Company to borrow in aggregate up to $125 million; the second line is a guidance line that permits the Company to borrow at the bank's discretion. These lines of credit bear interest at a rate that varies with the federal funds rate, have no stated expiration dates and are repayable on demand. In general, the advance rate is 80% of the collateral value posted, and the banks have the authority to not accept certain collateral or to set concentration limits. The Company had no advances on the lines of credit at December 31, 2014.

The Company also has the ability to create short-term liquidity under stock loan arrangements. At December 31, 2014, the Company had $101,174,206 as cash received related to Securities Loaned. These arrangements bear interest at variable rates based on various factors, including market conditions and the types of securities loaned, are secured primarily by our customers' margin account securities, and are repayable on demand.

NOTE 8 – SUBORDINATED BORROWINGS

As of December 31, 2014, the Company has $38,000,000 principal amount of subordinated notes outstanding. On June 5, 2014, the Company entered into a $35,000,000 subordinated loan agreement with ACS, and on July 15, 2014 the Company entered into a $3,000,000 subordinated loan agreement with another affiliate (collectively the "Subordinated notes"). The Subordinated notes are available when computing Net Capital. To the extent that the repayment of the Subordinated notes would cause the Company to fail to be in compliance with certain regulatory minimum net capital requirements, repayment of the loans are suspended. The fair value of the Subordinated notes approximate their carrying value due to their short-term nature.

NOTE 9 – INCOME TAXES

The components of the net deferred tax assets and liabilities as of December 31, 2014 are as follows:

Net operating loss carryforward	$ 710,600
Minimum tax credit	78,900
Allowance for bad debts	375,900
Accrued expenses	745,900
Charitable Contributions	5,300
Valuation allowance	(1,749,500)
Total deferred tax assets	$ 167,100
Prepaid expenses	(71,900)
Fixed assets	(95,200)
Total deferred tax liabilities	$ (167,100)
Net deferred tax assets (liabilities)	$ –

Management assesses the available positive and negative evidence, such as future earnings, reversing temporary differences and tax planning strategies, to estimate if sufficient future taxable income will be generated to utilize existing deferred tax assets. Significant weight needs to be given to objective factors, such as the Company's limited operating history. Such objective factors limit the ability to consider other subjective evidence, such as the Company's projections of future earnings. Based on the evaluation of these various factors, as of December 31, 2014, a valuation allowance of $1,749,500 has been recorded for the portion of the deferred tax asset that more likely than not will be realized.

The Company recognizes and measures its unrecognized tax benefits and assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

The Company does not have any uncertain tax positions that would require accrual. As of December 31, 2014, the periods since the commencement of operations remain subject to examination by various tax jurisdictions under the statute of limitations. In addition, management does not expect a significant change in uncertain tax positions during the 12 months subsequent to December 31, 2014.

NOTE 10 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company purchases and sells securities and pledges or receives collateral as both principal and agent. If another party to the transaction fails to fulfill its contractual obligation, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

The Company deposits customers' margin securities with lending institutions as collateral for borrowings. If a lending institution does not return a security, the Company may be obligated to purchase the security in order to return it to its customer. In such circumstances, the Company may incur a loss equal to the amount by which the market value of the security exceeds the value of the loan from the lending institution.

In the event a customer or broker fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's or broker's obligations. The Company seeks to control the risks associated with its customer or broker activities by requiring customers and brokers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors

required margin levels and has established guidelines to require customers or brokers to deposit additional collateral or to reduce positions when necessary.

The Company's policy is to continually monitor its market exposure and counterparty risk. The Company maintains a policy of periodically reviewing the credit standing of all parties, including Correspondents, direct customers and customers of Correspondents with which it conducts business.

For customers introduced on a fully disclosed basis by other broker-dealers, the Company typically has a contractual right of recovery from such introducing broker-dealers in the event of nonperformance by the customer. The Company can offset Correspondent balances if required. In general, the Company requires a risk deposit from the introducing broker-dealers. In the event the customer or introducing broker-dealer does not perform, and the associated risk deposit is not enough to cover the exposure, the Company is at risk of loss.

In addition, the Company, on behalf of its customers, has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company may incur a loss if its customers do not perform and the fair value of the securities increases subsequent to December 31, 2014.

Customer Activities

The Company's customer clearance and settlement activities include the acceptance and clearance of equities, fixed income and option contracts for its customers, which are primarily institutional, commercial, exchange members and retail customers introduced by registered introducing broker-dealers and direct customers. The Company guarantees to the respective clearing houses or other broker-dealers its customers' performance under these contracts. In accordance with regulatory requirements and market practice, the Company requires its customers to meet, at a minimum, the margin requirements established by regulatory bodies. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligation. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. Such margin collateral reduces risk to the Company in the event of failure by the customer to fulfill obligations under these contracts. The Company monitors required margin levels daily and has established guidelines to require customers to deposit additional collateral, or to reduce positions, when necessary. Management believes that the margin deposits and collateral held at December 31, 2014 were adequate to mitigate the risk of material loss that could be created by positions held at that time.

The Company's function of providing clearing services to its customers and their related customer activities may require the Company to pledge eligible collateral with its banking partners, securities lending partners or the central clearing organizations. In the event the counterparty is unable to meet its contractual obligation to return the pledged collateral, the Company may be exposed to the risk of acquiring the underlying securities at prevailing market. The Company and its counterparties control this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure.

Credit Risk

Credit risk arises from the potential inability of a counterparty to perform in accordance with the terms of open contracts. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace those contracts where there is a deficiency in collateral relative to the amounts due to the Company. All counterparty agreements are secured by securities or cash at or in excess of amounts loaned.

Concentration of Credit Risk

The Company also engages in various brokerage activities whose counterparties are primarily broker-dealers, banks and other financial institutions. The risk of default depends on the creditworthiness of the counterparty or issuer of

the instrument. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. It is the Company's policy to periodically review the credit standing of counterparties with which it conducts business.

At December 31, 2014, the Company did not have significant concentrations of credit risk with any one customer or counterparty or with any group of customers or counterparties.

NOTE 11 – TRANSACTIONS WITH RELATED PARTIES

The following companies are considered affiliates and, therefore, are related parties:

PEAK6 Capital Management LLC:

On June 5, 2014, the Company repaid a $30,000,000 subordinated borrowing to PEAK6 Capital Management LLC for the subordinated borrowing made to the Company by PEAK6 Capital Management LLC on June 5, 2012.

ACS:

On June 5, 2014 the Company repaid a $5,000,000 subordinated borrowing to ACS for the subordinated borrowing made to the Company by ACS on June 5, 2012.

On June 5, 2014, ACS issued a one year term subordinated note to the Company in the amount of $35,000,000. At December 31, 2014, the Company had a payable of $35,000,000 plus accrued and unpaid interest of $310,684 to ACS for the subordinated borrowing made to the Company by ACS on June 5, 2014.

On September 3, 2014, ACS and the minority members in the Parent purchased all the outstanding membership interests in the Parent previously held by Penson Technologies LLC. As a result, ACS and ultimately PEAK6 owns 83.33% of the Parent, and minority members own the remaining 16.67% membership interests.

Woodland & West, LLC:

On July 15, 2014, Woodland & West, LLC issued a one year term subordinated note to the Company in the amount of $3,000,000.

At December 31, 2014, the Company had a payable of $3,000,000 plus accrued and unpaid interest of $166,685 to Woodland & West, LLC for the subordinated borrowing made to the Company by Woodland & West LLC on July 15, 2014

PEAK6:

Both ACS and its manager, PEAK6, are providing various support and other services to the Company, and are entitled to fees and other payouts pursuant to the terms of the Support Services Agreement between the Parent and PEAK6 (as amended the "Support Services Agreement"), the purchase agreement between Penson Technologies LLC, ACS, ACH and ACC, and the Parent's Limited Liability Company Agreement. As of December 31, 2014, ACS had 15 associates fully or partially dedicated to supporting the Company.

For the year ended December 31, 2014, the Company paid cash of $27,621,239 for interest on all the aforementioned subordinated borrowings, fees for services provided, reimbursement of costs, and other payouts pursuant to the agreements with affiliates. At December 31, 2014, the Company had a payable to affiliates of $7,279,236.

OptionsHouse LLC ("OptionsHouse"):

OptionsHouse is an introducing broker-dealer that entered a clearing and execution contract with the Company. OptionsHouse maintained a common parent to ACS, which is PEAK6. OptionsHouse was sold to General Atlantic LLC on August 28, 2014.

NOTE 12 – EMPLOYEE BENEFIT PLAN

The Company provides a defined contribution 401(k) employee benefit plan (the "Plan") that covers substantially all employees. Under the Plan, the Company may make a discretionary match contribution. All employees are eligible to participate in the Plan, based on meeting certain age and term of employment requirements.

NOTE 13 – CONTINGENCIES

The Company is named in various legal matters arising in the ordinary course of business. Management has accrued for matters that are considered probable and where amounts are reasonably estimable. The accrual for such items at December 31, 2014 is estimated to be $1,210,382.

NOTE 14 – GUARANTEES

The Company is required to disclose information about its obligations under certain guarantee arrangements. Guarantees are defined as contracts and indemnification agreements that contingently require a guarantor to make payments for the guaranteed party based on changes in an underlying security (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non-occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. They are further defined as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others. Guarantees by a clearing broker-dealer can be a reduction to regulatory net capital.

As previously discussed, the Company is a member of certain clearing organizations. The Option Clearing Corporation ("OCC") is formed as a mutual in which members agree to fund another member's deficit if that member's clearing fund has been extinguished. Due to the fact that the OCC has not had a significant issue with a member's deficit account, the Company cannot estimate the guarantee obligation associated with the OCC agreement, and management believes the exposure to be remote; therefore, the Company does not take a reduction to regulatory net capital for this agreement nor establish a reserve on the Statement of Financial Condition.

The Company is a member of various exchanges that trade and clear securities. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the organization. While the rules governing different exchange memberships vary, in general, the Company's guarantee obligations would arise only if the organization had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the organization. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the Statement of Financial Condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

The Company has issued a guarantee of part of the performance of its affiliate ACS under the purchase agreement between Penson Technologies LLC, ACS, the Parent and ACC for certain indemnification obligations ACS may owe under the agreement. Exposure under this guarantee is not probable and not reasonably estimable and the Company has not recorded any liability in the Statement of Financial Condition for this agreement.

NOTE 15 – NET CAPITAL REQUIREMENTS

The Company has elected to use the alternative method permitted by the Net Capital Rule, which requires the Company to maintain minimum Net Capital equal to the greater of 2% of aggregate debit balances as defined by the Customer Protection Rule or a stated minimum dollar value as defined by the Net Capital Rule. At December 31, 2014, the Company had Net Capital of $128,767,347 and was $118,862,446 in excess of its required Net Capital of $9,904,901.

NOTE 16 – SIGNIFICANT SERVICE PROVIDERS

The Company entered into a Master Service Agreement ("MSA") with Broadridge Financial Services ("Broadridge") through June 5, 2022, for the outsourced provision of back office service support. The contract with Broadridge calls for the Company to pay a fixed percentage of net revenue earned in any given month. If the Company terminates the MSA for convenience, the Company may be obligated to pay Broadridge an amount equal to $65,000,000, net of amortization, at a fixed rate of $541,000 per month, measured at the date of termination. The contract amortizes over 10 years. Maximum exposure at December 31, 2014 was $48,300,000. Management has no expectation to terminate this agreement with Broadridge for convenience, and have not accrued any liability for this termination amount.

NOTE 17 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events for potential recognition and/or disclosure through February 27, 2015, the date this statement of financial condition was issued. No material items were noted.

SEC MAIL PROCESSING
RECEIVED
MAR 0 2 2015
WASH. D.C.
194
SECTION

General Assessment Reconciliation

Apex Clearing Corporation

For the year ended December 31, 2014

With report of Independent Registered Public Accounting Firm

Apex Clearing Corporation

General Assessment Reconciliation

For the Year Ended December 31, 2013

Contents

General Assessment Reconciliation..1

Report of Independent Registered Public Accounting Firm on Applying Agreed Upon Procedures..3

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2014

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

023522 FINRA DEC

APEX CLEARING CORPORATION
ONE DALLAS CENTER
350 N SAINT PAUL STREET, SUITE 1300
DALLAS TX 75201-4240

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

JAY HANVILLE 214-953-3475

2. A. General Assessment (item 2e from page 2)		$ 149,644
B. Less payment made with SIPC-6 filed (**exclude interest**) 8/14/2014 Date Paid		(70,523)
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		79,121
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ 79,121
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 79,121	
H. Overpayment carried forward	$(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

APEX CLEARING CORPORATION
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 26 day of February, 20 15.

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$78,152,050
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,119,996
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	1,327,745
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Reversal of liabilities booked as expense in prior periods; the reversal recorded in other revenue in 2014 (Deductions in excess of $100,000 require documentation)	9,446,460
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $3,969,516	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $6,400,063	
Enter the greater of line (i) or (ii)	6,400,063
Total deductions	18,294,264
2d. SIPC Net Operating Revenues	$59,857,786
2e. General Assessment @ .0025	$149,644

(to page 1, line 2.A.)

Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787
Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

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Building a better working world

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

The Board of Directors and Management
Apex Clearing Corporation:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Apex Clearing Corporation, the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating Apex Clearing Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2014. Apex Clearing Corporation's management is responsible for Apex Clearing Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no findings.

2. Compared the amounts reported on the SIPC assessment worksheet derived from the FOCUS Reports for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no findings.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no findings; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, noting no findings.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2014. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

EY

Building a better working world

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 27, 2015